UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) OR (g) of The Securities Exchange Act of 1934

                            PHOENIX MEDIA GROUP, LTD.
                 (Name of Small Business Issuer in its charter)

                NEVADA                                33-0714007
(State or other jurisdiction of                     (I.R.S. Employer
Incorporation or organization)                     Identification No.)

             290 EAST VERDUGO, SUITE 207, BURBANK, CALIFORNIA 91502
               (Address of principal executive offices) (Zip Code)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE   (818)-563-3900

Securities to be registered under Section 12(b) of the Exchange Act:

         Title of each class              Name of each exchange on which
         to be so registered              each class is to be registered

                None                                  None

Securities to br registered under Section 12(g) of the Exchange Act:

                         COMMON STOCK, $0.001 PAR VALUE
                                (Title of class)

                CONVERTIBLE PREFERRED SERIES A, $0.01 PAR VALUE
                                (Title of class)

                                                 TABLE OF CONTENTS

ITEM NUMBER AND CAPTION                                                    PAGE

PART I

Item 1. Description of Business.............................................. 3

Item 2. Management's Discussion and Analysis or Plan of Operations........... 4

Item 3. Description of Property.............................................. 7

Item 4. Security Ownership of Certain Beneficial Owners and Management....... 7

Item 5. Directors, Executive Officers, Promoters and Control Persons;........ 8

Item 6. Executive Compensation............................................... 9

Item 7. Certain Relationships and Related Transactions....................... 9

Item 8. Description of Securities............................................ 9

PART II

Item 1. Market Price of and  Dividends  on the  Registrant's  Common
     Equity and Other Shareholder Matters................................... 10

Item 2. Legal Proceedings................................................... 10

Item 3. Changes in and Disagreements With Accountants....................... 11

Item 4. Recent Sales of Unregistered Securities............................. 11

Item 5. Indemnification of Directors and Officers........................... 11

Part F/S Financial Statements............................................... 11

PART III

Item 1. Index to Exhibits................................................... 12

Item 2. Description of Exhibits............................................. 12

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

(a)  Business Development.

         The Company was organized under the laws of the State of Utah on December 5, 1985 as Bullseye Corp. On June 22, 1992 the name of the Company was changed to Natural Solutions, Ltd. and the corporate domicile was changed to the State of Nevada. On March 25, 1994, the Company name was changed to Phoenix Media Group, Ltd. The Company was in the development stage through June 30, 1994. The June 30, 1995 year is the first year during which it is considered an operating company.

(b) Business of Issuer.

         The Company was formed for the purpose of creating a vehicle to obtain capital to seek out, investigate and acquire interests in products and businesses which may have potential for profit. The Company's objective is to become a major player in the communications industry with an emphasis on radio, television and Internet services.

Briefly describe the business and include, to the extent material to an understanding of the issuer:

PRINCIPAL PRODUCTS OR SERVICES - The production of radio and television infomercials and commercials. The development, publication, manufacture, design and sale of books and toys in the image of or otherwise relating to the character Manfred Moose(TM).

DISTRIBUTION METHODS OF THE PRODUCTS OR SERVICES - Radio and television infomercials and commercials are solicited directly from a wide variety of commercial prospects and distributed via electronic media to various radio and television stations.

STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCT OR SERVICE - In Fiscal Year 1999, the Company announced the development of the Manfred Moose(TM) Millenium Doll and the book "Manfred Moose(TM) Flies to Hong Kong." Both products have been completed and are being sold in the manner described above.

COMPETITIVE BUSINESS CONDITIONS AND ISSUER'S COMPETITIVE POSITION IN THE INDUSTRY AND METHODS OF COMPETITION - Regarding radio and television commercials and infomercials, the Company is faced with significant competition. The Company's relative position in the industry is small.

         Regarding Manfred Moose(TM), the competition is substantial including several major corporations. Our relative position in the industry is very small.

SOURCES AND AVAILABILITY OF RAW MATERIALS AND THE NAMES OF PRINCIPAL SUPPLIERS - Not Applicable.

DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS - Not Applicable.

PATENTS, TRADEMARKS, LICENCES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS OR LABOR CONTRACTS, INCLUDING DURATION - The Company holds a trademark on the name Manfred Moose(TM) and copyrights on several Manfred Moose(TM) images.

NEED FOR ANY GOVERNMENT APPROVAL OF PRINCIPAL PRODUCTS OR SERVICES. IF GOVERNMENT APPROVAL IS NECESSARY AND THE ISSUER HAS NOT YET RECEIVED THAT APPROVAL, DISCUSS THE STATUS OF THE APPROVAL WITHIN THE GOVERNMENT APPROVAL PROCESS - Not Applicable.

EFFECT OF EXISTING OR PROBABLE GOVERNMENTAL REGULATIONS ON THE BUSINESS - Not Applicable.

ESTIMATE OF THE AMOUNT SPENT DURING EACH OF THE LAST TWO FISCAL YEARS ON RESEARCH AND DEVELOPMENT ACTIVITIES, AND IF APPLICABLE THE EXTENT TO WHICH THE COST OF SUCH ACTIVITIES ARE BORNE DIRECTLY BY CUSTOMERS - Any amounts spent by the Company for research and development are immaterial.

COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS (FEDERAL, STATE AND LOCAL) - None

NUMBER OF TOTAL EMPLOYEES AND NUMBER OF FULL TIME EMPLOYEES - The Company has 4 employees, of which, two are full time.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

General

         The  following   discusses  the  financial   position  and  results  of
operations of the Company.

         Customers with repeat business accounted for a majority of the revenues generated. Although the Company has provided products for its customers with repeat business, there is no assurance that such customers will maintain or increase the level of volume of business of the Company.

RESULTS OF OPERATIONS - The following table set forth, for the years ended June 30, 1999 and 1998, certain items from the Company's Condensed Statements of Operations expressed as a percentage of net sales.

                                                            1999         1998
                                                          -------      -------

Sales, Net ...........................................      100.0%       100.0%
Cost of Sales ........................................       29.0%        16.1%
                                                          -----        -----

Gross Margin .........................................       71.0%        83.9%

Operating Expenses ...................................       58.8%       119.3%
                                                          -----        -----

Operating Income (Loss) ..............................       12.2%       (35.4)%

Interest Income, Net .................................       (1.5)%       (2.8)%
                                                          -----        -----

Income (Loss) Before Income Taxes ....................       10.7%       (38.2)%

Income Taxes .........................................        0.3%         0.5%
                                                          -----        -----

Net Income (Loss) ....................................       10.4%       (38.7)%
                                                          =====        =====


NET SALES

         Net sales for Fiscal 1999 compared to Fiscal 1998 increased by approximately $132,000 or 91.6%. This increase was due to expansion of sales and marketing efforts and the addition of new products and services.

COST OF SALES

         Cost of sales for Fiscal 1999 increased approximately $57,000 or 246.0% compared to Fiscal 1998. As a percentage of sales, cost of sales increased 12.9% from 16.1% to 29.0%. This increase was due to the purchase of additional air time at increased costs.

OPERATING EXPENSES

         Operating expenses during Fiscal 1999 decreased approximately $10,000 or5.61% compared to Fiscal 1998 from $172,509 to $162,821. As a percentage of sales, operating expenses decreased 60.5% from 119.3% to 58.8%. This decrease was due to an executive salary reduction and fixed costs being spread across increased revenues.

LIQUIDITY AND CAPITAL RESOURCES

         The Company requires working capital principally to fund its current operations. Generally the Company has adequate funds for its activities. There are no formal commitments from banks or other lending sources for lines of credit or similar short-term borrowing. It is anticipated that the current operations will expand and the funds generated will exceed the Company's working capital requirements for the next year.

         The Company generates and uses cash flows through three activities: operating, investing, and financing. During 1999, operating activities used cash of approximately $4,000 as compared to net cash used of approximately $7,000 for 1998.

         Cash flows used in investing activities is primarily due to the acquisition of approximately $5,000 of computer equipment and office furniture for 1999. During 1998 investing activities provided approximately $27,000, from shareholder loans and notes receivable and used approximately $15,000 for the purchase of property and equipment.

         Financing activities used less than $1,000 in principle payments on debt for 1999 and 1998. During 1998 financing activities provided $5,000 in proceeds from capital stock issued.

         Management believes that the Company's current cash and funds available will be sufficient to meet capital requirements and short term and long term working capital needs in the fiscal year ending June 31, 2000 and beyond, unless a significant acquisition or expansion is undertaken. The Company is constantly searching for potential acquisitions and/or expansion opportunities. However, there are no arrangements or ongoing negotiations for any acquisition or expansion.

Inflation and Regulation

         The Company's operations have not been, and in the near term are not expected to be, materially affected by inflation or changing prices. The Company encounters competition from a variety of Companies in its markets. Many of these companies have long standing customer relationships and are well-staffed and well financed. The Company believes that competition in the its industries is based on customer satisfaction and production of quality products and services, although the ability, reputation and support of management is also significant. The Company does not believe that any recently enacted or presently pending proposed legislation will have a material adverse effect on its results of operations.

Factors That May Affect Future Results

         Management's Discussion and Analysis and other parts of this registration statement contain information based on management's beliefs and forward-looking statements that involve a number of risks, uncertainties, and assumptions. There can be no assurance that actual results will not differ materially for the forward-looking statements as a result of various factors, including but not limited to the following:

         The markets for many of the Company's offerings are characterized by rapidly changing technology, evolving industry standards, and frequent new product introductions. The Company's operating results will depend to a significant extent on its ability to design, develop, or otherwise obtain and introduce new products, services, systems, and solutions and to reduce the costs of these offerings. The success of these and other new offerings is dependent on many factors, including proper identification of customer needs, cost, timely completion and introduction, differentiation from offerings of the Company's competitors, and market acceptance. The ability to successfully introduce new products and services could have an impact on future results of operations.

YEAR 2000 COMPLIANCE - The Company utilizes software and related technologies which have been programmed to recognize and properly process data fields containing a two digit year and commonly referred to as the Year 2000 Compliance issue. Management has concluded that a material effect on the Company's financial condition is not reasonably likely to occur as a result of Year 2000 issues. While the Company has little communication with the systems of its vendors and suppliers, it cannot measure the impact that the Year 2000 issue will have on such parties with which it conducts business.

ITEM 3.  DESCRIPTION OF PROPERTY.

         The Company maintains an office condominium at 290 east Verdugo Avenue, Suite 207, Burbank California. The property was purchased for $75,000 and is being amortized over 39 years. The property is subject to a first mortgage with monthly payment of $393.36 over 30 years at 8.75%.

         In the opinion of management, all properties owned by the Company are adequately insured.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a)  Security ownership of certain beneficial owners.

         The following table sets forth the number and percentage of the Company's common shares owned of record and beneficially by each person owning more than 5% of such common shares, and the shares beneficially owned by all directors, executive offiers and nominees: at July 31, 1998.

     (1)                      (2)                             (3)         (4)
                           Name and                       Amount and
                          Address of                       Nature of
  Title of                Beneficial                      Beneficial  Percent of
   Class                    Owner                            Owner       Class

-------------------------------------------------------------------------------

Common Stock          Bristol Investments Limited           900,000      13.39%
                      1601 Kinwick Centre
                      32 Hollywood Road
                      Central Hong Kong
                      Zhong Hong Li

     (1)                      (2)                             (3)         (4)
                           Name and                       Amount and
                          Address of                       Nature of
  Title of                Beneficial                      Beneficial  Percent of
   Class                    Owner                            Owner       Class
-------------------------------------------------------------------------------

Directors & Executives

                      Ronald R. Irwin, CEO & Director     3,500,000      52.08%
                      290 E. Verdugo Ave.
                      Burbank, CA 91502

                      Richard Spangler, President &         100,000       1.49%
                      Director
                      290 E. Verdugo Ave.
                      Burbank, CA 91502

                      David Petrik, Director                 25,000       0.37%
                      290 E. Verdugo Ave.
                      Burbank, CA 91502

                      WAYNE K. SMITH, SEC/TREAS.             68,000       1.01%
                      290 E. Verdugo Ave.
                      Burbank, CA 91502

Directors and executive                                   3,693,000      54.95%
officers as a Group


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         Directors and Executive Officers.

             (1)                    (2)                       (3)
        NAME and AGE             POSITION                TERM OF OFFICE

Ronald R. Irwin       54     C.E.O. and Chairman       Until next meeting

Richard Spangler      65     President & Director      Until next meeting

David Petrik          52     Director                  Until next meeting

Wayne Smith           45     Secretary/Treasurer       Until next meeting

Ronald R. Irwin -  During the past 5 years,  Mr.  Irwin  has been  engaged  full time as Chairman and C.E.O. for the Company.

Richard Spangler - During the past 5 years,  Mr.  Spangler  has served full time as President and Director for the Company.

David Petrik -     During the past 5 years, Mr. Petrik  has served  as  Director and Chief Engineer for the Company. Prior to his employement with the Company, he worked as a Radio Engineer for KROQ
                   Radio in Los Angeles, CA, and the Premier Radio Network in Los Angeles, Ca.

Wayne Smith -      During the past 5 years has served as Secretary/Treasurer for the Company. During this same period of time, he has also worked for Trans World Airlines, Inc. in a non-executive position.

ITEM 6.  EXECUTIVE COMPENSATION.

         No executive received in excess of $100,000 compensation during the past three years.

         Ronald  R.  Irwin,   C.E.O.  and  Chairman  received   compensation  of
approximately $60,000 per year during the past three years.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         During 1997 The Company loaned an officer/director $20,100, interest at 1%, repayable at $201 per month for ten months with a balloon payment due in 2007. In addition an officer/director advanced $2,500 at 0% interest, to the Company.

ITEM 8.  DESCRIPTION OF SECURITIES.

         Series A convertible preferred stock par value $.01, 5,000,000 shares authorized, no shares issued or outstanding.

         Common Stock, par value $.001, 50,000,000 shares authorized, 6,720,649 shares issued and outstanding.

                                     PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

         The stock is traded over-the-counter with the trading symbol "PXMG". The following high and low bid information was provided by PC Financial Network. The quotations provided reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                            1997                 HIGH BID          LOW BID

First Quarter (09/30/97)                          $0.188            $0.125
Second Quarter (12/31/97)                         $0.125            $0.050
Third Quarter (03/31/98)                          $0.100            $0.040
Fourth Quarter (06/30/98)                         $0.340            $0.050

                            1998

First Quarter (09/30/98)                          $0.180            $0.125
Second Quarter (12/31/98)                         $0.150            $0.080
Third Quarter (03/31/99)                          $0.120            $0.080
Fourth Quarter (06/30/99)                         $0.125            $0.063



         The number of shareholders of record of the Company's common stock as of September 3, 1999 was approximately 800.

         The Company has not paid any cash dividends to date and does not anticipate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Company's business.

ITEM 2.  LEGAL PROCEEDINGS.

         The Company is not engaged in any legal proceedings other than the ordinary routine litigation incidental to its business operations, which the Company does not believe, in the aggregate, will have a material adverse effect on the Company, or its operations.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         There are not and have not been any disagreements between the Company and its accountants on any matter of accounting principles, practices or financial statements disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         The Company over the past three years has sold 10,000 shares of common stock.

         On October 30, 1997 the Company issued 10,000 shares in exchange for $5,000 in consulting services under Section 4(2) of the Securities and Exchange Commission Act of 1933 to Mr. William

Concha.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         None.

PART F/S

         The financial statements of the Company and supplementary data are included immediately following the signature page to this report. See Part II,
Item 1 for a list of the financial statements and financial statement schedules included.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

         (a) The following documents are filed as part of this report.

1.  FINANCIAL STATEMENTS                                                   PAGE

Independent Auditor's Report                                                F-1

Balance Sheets, September 30, 1999 (Unaudited) and
  June 30, 1999 and 1998                                                    F-2

Statements of Operations,
  For the Three Months Ended September 30, 1999 (Unaudited) and
  For the Years Ended June 30, 1999 and 1998                                F-4

Statements of Changes in Stockholders' Equity,
  For the Three Months Ended September 30, 1999 (Unaudited) and
  For the Years Ended June 30, 1999 and 1998                                F-5

Statements of Cash Flows,
  For the Three Months Ended September 30, 1999 (Unaudited) and
  For the Years Ended June 30, 1999 and 1998                                F-6

Notes to Consolidated Financial Statements                                  F-7

2.  FINANCIAL STATEMENT SCHEDULES

         The following financial statement schedules required by Regulation S-X are included herein.

         All Schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3.  EXHIBITS

         The following exhibits are included as part of this report:

Exhibit

NUMBER            EXHIBIT

3.1      Articles of Articles of Incorporation and By-Laws.(1)

27.1     Financial Data Schedule

         (1)      Incorporated by reference

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            Phoenix Media Group, Ltd.

DATE:   January 24, 2000

BY:  /S/

     Ronald R. Irwin, President
       (Principal Executive and

        Accounting Officer)

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Phoenix Media Group, Ltd.
Burbank, California

         We have audited the accompanying balance sheets of Phoenix Media Group, Ltd. as of June 30, 1999 and 1998, and the related statements of operations, retained earnings, and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phoenix Media Group, Ltd. as of June 30, 1999 and 1998, and the results of its operations and its cash flows for the two years then ended in conformity with generally accepted accounting principles.

                                                   Respectfully submitted,

                                                   /S/ ROBISON, HILL & CO.
                                                   Certified Public Accountants

Salt Lake City, Utah
August 8, 1999

                            PHOENIX MEDIA GROUP, LTD.
                                 BALANCE SHEETS


                                               (Unaudited)
                                               September 30,          June 30,
                                                               ----------------------
                                                     1999         1999         1998
                                                  ---------    ---------    ---------
ASSETS

Cash ..........................................   $   5,219    $   2,312    $   9,563
Investments held for sale .....................      63,539       57,750         --
                                                  ---------    ---------    ---------

        Total Current Assets ..................      68,758       60,062        9,563
                                                  ---------    ---------    ---------

PROPERTY AND EQUIPMENT

Office Equipment ..............................      12,965       12,965       12,965
Radio Equipment ...............................      20,556       16,405       13,045
Office Condominium ............................      75,000       75,000       75,000
Vehicles ......................................      15,200       15,200       15,200
                                                  ---------    ---------    ---------

Less Accumulated Depreciation .................     (37,060)     (33,560)     (21,996)
                                                  ---------    ---------    ---------

        Net Property and Equipment ............      86,661       86,010       94,214
                                                  ---------    ---------    ---------

OTHER ASSETS

Stockholder Loans .............................      20,082       18,432       19,691
Intangibles (Net of Accumulated Amortization of
   $52,540 and $39,540) .......................       9,210       12,460       25,460
Goodwill (Net of Accumulated Amortization of
   $16,167 and $12,167) .......................       2,833        3,833        7,833
                                                  ---------    ---------    ---------

        Total Non Current Assets ..............      32,125       34,725       52,984
                                                  ---------    ---------    ---------

        Total Assets ..........................   $ 187,544    $ 180,797    $ 156,761
                                                  =========    =========    =========

                            PHOENIX MEDIA GROUP, LTD.
                                 BALANCE SHEETS
                                   (CONTINUED)

                                               (Unaudited)
                                               September 30,          June 30,
                                                               ----------------------
                                                     1999         1999         1998
                                                  ---------    ---------    ---------
LIABILITIES AND STOCKHOLDERS'
EQUITY

CURRENT LIABILITIES
Accounts payable ..............................   $  10,060    $   2,135    $   4,894
Accrued expenses ..............................      16,327       19,128       20,728
Stockholder loans .............................       8,000        8,000        8,000
Current portion of long-term debt .............         362          477          437
                                                  ---------    ---------    ---------

        Total Current Liabilities .............      34,749       29,740       34,059
                                                  ---------    ---------    ---------

LONG-TERM DEBT ................................      48,230       48,230       48,708
                                                                            ---------
                                                  ---------    ---------    ---------

Stockholders' equity
 Series A convertible preferred stock
   (par value $.01), 5,000,000 shares authorized,
    no shares issued or outstanding ...........        --           --           --
    June 30, 1999 and 1998
 Common Stock (par value $.001),
    50,000,000 shares authorized,
    6,720,649 shares issued and outstanding
    June 30, 1999, and 1998 ...................       6,721        6,721        6,721
Paid in capital in excess of par value ........     285,849      285,849      285,849
Retained deficit ..............................    (188,005)    (189,743)    (218,576)
                                                  ---------    ---------    ---------

       Total Stockholders' Equity .............     104,565      102,827       73,994
                                                  ---------    ---------    ---------

       Total Liabilities and Stockholders' Equity $ 187,544    $ 180,797    $ 156,761
                                                  =========    =========    =========







   The accompanying notes are an integral part of these financial statements.

                            PHOENIX MEDIA GROUP, LTD.
                            STATEMENTS OF OPERATIONS

                                              (Unaudited)
                                             For the Three
                                              Months Ended       For the Year Ended
                                              September 30,           June 30,
                                                               ----------------------
                                                     1999        1999          1998
                                                  ---------    ---------    ---------
REVENUE
Sales .........................................   $ 112,650    $ 277,112    $ 144,656
Cost of sales .................................      14,915       80,439       23,247
                                                  ---------    ---------    ---------

        Gross Margin ..........................      97,735      196,673      121,409

OPERATING EXPENSES

General and Administrative ....................    (100,522)    (162,821)    (172,509)

OTHER INCOME (EXPENSE)

Interest expense ..............................      (1,065)      (4,283)      (4,319)
Interest income ...............................        --            109          234
Unrealized gains on trading investments .......       5,790         --           --
Gain (loss) on sale of assets .................        --            (45)        --
                                                  ---------    ---------    ---------

Income (loss) before income taxes .............       1,938       29,633      (55,185)

Income taxes ..................................         200          800          800
                                                  ---------    ---------    ---------

Net Income (Loss) .............................   $   1,738    $  28,833    $ (55,985)
                                                  =========    =========    =========

BASIC & DILUTED EARNINGS (LOSS) PER SHARE .....   $    0.00    $    0.00    $   (0.01)
                                                  =========    =========    =========

Weighted Average Shares Outstanding ...........   6,720,649    6,720,649    6,720,649
                                                  =========    =========    =========










   The accompanying notes are an integral part of these financial statements.

                            PHOENIX MEDIA GROUP, LTD.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                        Capital in
                                           Preferred Stock          Common Stock         Excess of   Retained
                                          Shares      Amount      Shares      Amount     Par Value    Deficit
                                         ---------   ---------   ---------   ---------   ---------   ---------
Balance July 1, 1997 .................        --     $    --     6,710,649   $   6,711   $ 280,859   $(162,591)

Issuance of shares for services ......        --          --        10,000          10       4,990        --

Net Loss .............................        --          --          --          --          --       (55,985)
                                         ---------   ---------   ---------   ---------   ---------   ---------

Balance June 30, 1998 ................        --          --     6,720,649       6,721     285,849    (218,576)

Net Loss .............................        --          --          --          --          --        28,833
                                         ---------   ---------   ---------   ---------   ---------   ---------

Balance June 30, 1999 ................        --          --     6,720,649       6,721     285,849    (189,743)
                                         ---------   ---------   ---------   ---------   ---------   ---------

Net Loss .............................        --          --          --          --          --         1,738
                                         ---------   ---------   ---------   ---------   ---------   ---------

Balance September 30, 1999 (Unaudited)        --     $    --     6,720,649   $   6,721   $ 285,849   $(188,005)
                                         =========   =========   =========   =========   =========   =========









   The accompanying notes are an integral part of these financial statements.

                            PHOENIX MEDIA GROUP, LTD.
                             STATEMENTS OF CASH FLOW

                                              (Unaudited)
                                             For the Three
                                              Months Ended       For the Year Ended
                                              September 30,           June 30,
                                                               ----------------------
                                                     1999        1999          1998
                                                  ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) .............................   $   1,738    $  28,833    $ (55,985)
Adjustments to reconcile Net income (loss)
   to net cash provided by (used in)
   Operating activities:

      Amortization and depreciation ...........       7,750       29,719       27,417
      Loss on sale of assets ..................        --             45         --
   Change in operating assets and liabilities:

      Accounts receivable .....................        --           --          5,500
      Investments held for sale ...............      (5,790)     (57,750)        --
      Accounts payable ........................       7,925       (2,759)      (1,071)
      Checks written in excess of cash in bank         --           --         (3,994)
      Accrued expenses ........................      (2,800)      (1,600)      20,728
                                                  ---------    ---------    ---------
Net cash used by operating activities .........       8,823       (3,512)      (7,405)
                                                  ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:

Stockholders loans ............................      (1,650)       1,259        7,909
Notes receivable ..............................        --           --         19,500
Purchase of property and equipment ............      (4,151)      (4,561)     (15,200)
                                                  ---------    ---------    ---------
Net cash used in investing activities .........      (5,801)      (3,302)      12,209
                                                  ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of debt ................        --           --           --
Principle payments on debt ....................        (115)        (437)        (404)
Proceeds from capital stock issued ............        --           --          5,000
                                                  ---------    ---------    ---------
Net cash provided by (used in) financing activities    (115)        (437)       4,596
                                                  ---------    ---------    ---------

Net increase (decrease) in

  cash and cash equivalents ...................       2,907       (7,251)       9,400
Cash and cash equivalents at beginning of period      2,312        9,563          163
                                                  ---------    ---------    ---------
Cash and cash equivalents at end of period ....   $   5,219    $   2,312    $   9,563
                                                  =========    =========    =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:

   Interest ...................................   $   1,065    $   4,283    $   4,319
   Income taxes ...............................        --           --          1,050
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES: None
   The accompanying notes are an integral part of these financial statements.

                            PHOENIX MEDIA GROUP, LTD.
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998
                (REFERENCES TO SEPTEMBER 30, 1999 ARE UNAUDITED)

NOTE 1 - ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

         This summary of accounting policies of Phoenix Media Group, Ltd. is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

         The unaudited financial statements as of September 30, 1999 and for the Three months then ended reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly state the financial position and results of operations for the Four months. Operating results for interim periods are not necessarily indicative of the results which can be expected for full Year.

ORGANIZATION AND BASIS OF PRESENTATION

         The Company was organized under the laws of the State of Utah on December 5, 1985 as Bullseye Corp. On June 22, 1992 the name of the Company was changed to Natural Solutions, Ltd. and the corporate domicile was changed to the State of Nevada. On March 25, 1994, the Company name was changed to Phoenix Media Group, Ltd. The Company is in the development stage through June 30, 1994. The June 30, 1995 year is the first year during which it is considered an operating company.

NATURE OF BUSINESS

         The Company was formed for the purpose of creating a vehicle to obtain capital to seek out, investigate and acquire interests in products and businesses which may have potential for profit. The Company's objective is to become a major player in the communications industry with an emphasis on radio, television and Internet services.

CASH EQUIVALENTS

         For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

INCOME TAXES

         The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No.109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.

                            PHOENIX MEDIA GROUP, LTD.
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998
                (REFERENCES TO SEPTEMBER 30, 1999 ARE UNAUDITED)
                                   (CONTINUED)

NOTE 1 - ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

EARNINGS (LOSS) PER SHARE

         In 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share" (EPS). SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share.

         The reconciliations of the numerators and denominators of the basic and diluted earnings per share ("EPS") computations are as follows:

                                             For the Three Months Ended September 30, 1999

                                                                                    Per Share
                                              Income             Shares              Amount
                                        ------------------  -----------------   -----------------
EPS
Net Income to common
shareholders                            $            1,738          6,720,649   $            --
                                        ==================  =================   =================

                                                    For the Year Ended June 30, 1999
                                        ---------------------------------------------------------
                                                                                    Per Share
                                              Income             Shares              Amount
                                        ------------------  -----------------   -----------------
EPS
Net Income to common
shareholders                            $           28,833          6,720,649   $            --
                                        ==================  =================   =================

                                                    For the Year Ended June 30, 1998
                                        ---------------------------------------------------------
                                                                                    Per Share
                                              Income             Shares              Amount
                                        ------------------  -----------------   -----------------
EPS
Net Loss to common
SHAREHOLDERS                            $         (55,985)          6,720,649   $          (0.01)
                                        ==================  =================   =================


                            PHOENIX MEDIA GROUP, LTD.
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998
                (REFERENCES TO SEPTEMBER 30, 1999 ARE UNAUDITED)
                                   (CONTINUED)

NOTE 1 - ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

AMORTIZATION

         Intangibles and goodwill are amortized using the straight line method over five years. Amortization expense related to intangibles and goodwill totaled $17,000 for each of the years ended June 30, 1999 and 1998.

         Goodwill was created by the excess of the purchase price over cost of acquisitions made in fiscal year 1995, and is amortized on a straight-line basis over 5 years. Management regularly assesses the carrying amount of intangible assets and where, in their opinion, the value is less than the carrying amount, the loss is recognized immediately.

         The Company has implemented the provisions of SFAS No. 121, "Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets Disposed of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows from the use of the assets and its eventual disposition (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

DEPRECIATION

         Office furniture, equipment and leasehold improvements, are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated economic useful lives of the related assets as follows:

                  Office furniture                            5-10 years
                  Equipment                                   5-  7 years
                  Office Condominium                          39    years

         Maintenance and repairs are charged to operations; betterments are capitalized. The cost of property sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the property and related accumulated depreciation accounts, and any resulting gain or loss is credited or charged to income.

                            PHOENIX MEDIA GROUP, LTD.
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998
                (REFERENCES TO SEPTEMBER 30, 1999 ARE UNAUDITED)
                                   (CONTINUED)

NOTE 1 - ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

PERVASIVENESS OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Certain   reclassifications  have  been  made  in  the  1998  financial statements to conform with the 1999 presentation.

CONCENTRATION OF CREDIT RISK

         The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company maintains the majority of its cash balances with one financial institution, in the form of demand deposits.

NOTE 2 - CAPITAL TRANSACTIONS

PREFERRED STOCK

         The Board of Directors of the Company has the authority to fix by resolution for each particular series of preferred stock the number of shares to be issued; the rate and terms on which cumulative or non-cumulative dividends shall be paid; conversion features of the preferred stock; redemption rights and prices, if any; terms of the sinking fund, if any to be provided for the shares; voting powers of preferred shareholders; and any other special rights, qualifications, limitations, or restrictions.

NOTE 3 - STOCK OPTIONS

         Effective April 9, 1993 the Board of Directors approved a five year "Option to Purchase" to be exercised on or after May 1, 1993 and to expire at midnight, mountain time, on June 30, 1998. Under the provisions of the plan, options to purchase up to 230,000 shares at prices ranging from $1.00 to $5.00 per share were granted to eight directors and members of the Advisory Board. The purchase price for the common stock under these options may be paid in cash, by delivering shares

                            PHOENIX MEDIA GROUP, LTD.
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998
                (REFERENCES TO SEPTEMBER 30, 1999 ARE UNAUDITED)
                                   (CONTINUED)

NOTE 3 - STOCK OPTIONS (CONTINUED)

of common stock already owned by the optionee (valued at its fair market value at the time of exercise), by delivering options (valued at the amount by which the fair market value of the common stock at the time of exercise exceeds the exercise price), or other consideration acceptable to the Company. At June 30, 1998 all 230,000 options expired unexercised.

NOTE 4 - INCOME TAXES

         Deferred taxes result from temporary differences in the recognition of income and expenses for income tax reporting and financial statement reporting purposes. Deferred benefits of $64,000 and $74,000 for the years ended June 30, 1999 and 1998 respectively, are the result of net operating losses.

         The Company has recorded net deferred income taxes in the accompanying balance sheets as follows:

                                                               As at June 30,
                                                          ---------------------
                                                             1999       1998
                                                          ---------   ---------
Future deductible temporary differences related to

   Reserves, accruals, and net operating losses           $  64,000   $  74,000
Valuation allowance                                         (64,000)    (74,000)
                                                          ---------   ---------
Net Deferred Income Tax                                   $    --      $   --
                                                          =========   =========


         As of June 30, 1999, the Company had a net operating loss ("NOL") carry forward for income tax reporting purposes of approximately $189,000 available to offset future taxable income. This net operating loss carry forward expires at various dates between June 30, 2001 and 2009. A loss generated in a particular year will expire for federal tax purposes if not utilized within 15 years. Additionally, the Internal Revenue Code contains provisions which could reduce or limit the availability and utilization of these NOLs if certain ownership changes have taken place or will take place. In accordance with SFAS No. 109, a valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax asset will not be realized. Due to the uncertainty with respect to the ultimate realization of the NOLs, the Company established a valuation allowance for the entire net deferred income tax asset of $64,000 as of June 30, 1999. Also consistent with SFAS No. 109, an allocation of the income (provision) benefit has been made to the loss from continuing operations.

                            PHOENIX MEDIA GROUP, LTD.
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998
                (REFERENCES TO SEPTEMBER 30, 1999 ARE UNAUDITED)
                                   (CONTINUED)

NOTE 4 - INCOME TAXES (CONTINUED)

         The difference between the effective income tax rate and the federal statutory income tax rate on the loss from continuing operations are presented below:

                                                               As at June 30,
                                                           --------------------
                                                             1999        1998
                                                           --------   ---------

Expense (Benefit) at the federal statutory rate of 34%     $  9,800   $ (19,000)
Nondeductible expenses                                          340         (12)
                                                           --------   ---------
Utilization of net operating loss carryforward             $(10,140)  $  19,012
                                                           --------   ---------
                                                           $   --     $    --
                                                           ========   =========

NOTE 5 - RELATED PARTY TRANSACTIONS

         During 1997 The Company loaned an officer/director $20,100, interest at 1%, repayable at $201 per month for ten months with a balloon payment due in 2007. In addition an officer/director advanced $2,500 at 0% interest, to the Company.

NOTE 6 - LONG-TERM DEBT

Long-term debt consists of the following:

                                                               As at June 30,
                                                            -------------------
                                                              1999       1998
                                                            --------   --------

Mortgage payable with interest at 8.75%, payable monthly $393.36, due March 22,

 2003, collateralized by deed of trust                      $ 48,707   $ 49,145
Less Current Maturities                                          477        437
                                                            --------   --------

Net Long-term Debt                                          $ 48,230   $ 48,708
                                                            ========   ========

                            PHOENIX MEDIA GROUP, LTD.
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 1998
                (REFERENCES TO SEPTEMBER 30, 1999 ARE UNAUDITED)
                                   (CONTINUED)

NOTE 6 - LONG-TERM DEBT (CONTINUED)

Annual principal payments on long-term debt are as follows:

                  2000                            $      477
                  2001                                   521
                  2002                                   568
                  2003                                   620
                  2004                                   676
                  thereafter                      $   45,844